TSMC Reports Third Quarter EPS of NT$12.54

HSINCHU, Taiwan, R.O.C., Oct. 17, 2024 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$759.69 billion, net income of NT$325.26 billion, and diluted earnings per share of NT$12.54 (US$1.94 per ADR unit) for the third quarter ended September 30, 2024.

Year-over-year, third quarter revenue increased 39.0% while net income and diluted EPS both increased 54.2%. Compared to second quarter 2024, third quarter results represented a 12.8% increase in revenue and a 31.2% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $23.50 billion, which increased 36.0% year-over-year and increased 12.9% from the previous quarter.

Gross margin for the quarter was 57.8%, operating margin was 47.5%, and net profit margin was 42.8%.

In the third quarter, shipments of 3-nanometer accounted for 20% of total wafer revenue; 5-nanometer accounted for 32%; 7-nanometer accounted for 17%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 69% of total wafer revenue.

“Our business in the third quarter was supported by strong smartphone and AI-related demand for our industry-leading 3nm and 5nm technologies,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2024, we expect our business to continue to be supported by strong demand for our leading-edge process technologies.”

Based on the Company’s current business outlook, management expects the overall performance for fourth quarter 2024 to be as follows:

•Revenue is expected to be between US$26.1 billion and US$26.9 billion;
And, based on the exchange rate assumption of 1 US dollar to 32.0 NT dollars,
•Gross profit margin is expected to be between 57.0% and 59.0%;
•Operating profit margin is expected to be between 46.5% and 48.5%.

TSMC’s 2024 third quarter consolidated results:
(Unit: NT$ million, except for EPS)

	3Q24 Amount[a]	3Q23 Amount	YoY Inc. (Dec.) %	2Q24 Amount	QoQ Inc. (Dec.) %
Net sales	759,692	546,733	39.0	673,510	12.8
Gross profit	439,345	296,643	48.1	358,125	22.7
Income from operations	360,766	228,065	58.2	286,556	25.9
Income before tax	384,187	241,940	58.8	306,311	25.4
Net income	325,258	211,000	54.2	247,845	31.2
EPS (NT$)	12.54[b]	8.14[c]	54.2	9.56[d]	31.2
a: 3Q2024 figures have not been approved by Board of Directors
b: Based on 25,928 million weighted average outstanding shares
c: Based on 25,929 million weighted average outstanding shares
d: Based on 25,931 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.
# # #

TSMC Spokesperson: Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail:nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail:ukelly@tsmc.com